UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

THQ Inc.

File No. 1-15959 - CF# 25295
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THQ Inc. submitted an application under Rule 24b-2 requesting a confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 4, 2010 and amended on September 3, 2010.

Based on representations by THQ Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38	through November 22, 2011
Exhibit 10.47	through October 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel